UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

(Mark One)

☒    SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐   SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended March 31, 2021

Fig Publishing, Inc.

(Exact name of registrant as specified in its charter)

Delaware	47-5336565
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

335 Madison Avenue, 16th Floor, New York, NY 10017

(Full mailing address of principal executive offices)

Issuer’s telephone number (including area code): (212) 401-6930

FIG PUBLISHING, INC.

SEMIANNUAL REPORT ON FORM 1-SA

i

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion of our financial condition and results of operations should be read in conjunction with our condensed consolidated financial statements and the related notes included in Item 3 of this report, and together with our audited consolidated financial statements and the related notes included in our Annual Report on Form 1-K for the fiscal year ended September 30, 2020. Historical results are not necessarily indicative of future results.

Certain statements and other information set forth in this semi-annual report on Form 1-SA may address or relate to future events and expectations and as such constitute “forward-looking statements” within the meaning of the Private Securities Litigation Act of 1995. Such forward-looking statements involve significant risks and uncertainties. Such statements may include, without limitation, statements with respect to our plans, objectives, projections, expectations and intentions and other statements identified by words such as “may”, “could”, “would”, “should”, “will”, “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans” or similar expressions. Forward-looking statements include, but are not limited to, statements about: expectations regarding our future revenue, the timing and release of our games, the implementation of our business model, our ability to enter into further licensing and publishing agreements, proceeds, timing and other expectations regarding the sale of Fig Game Shares and Fig Portfolio Shares (if an offering statement for the same is qualified), our expectations regarding our cash flow, our financial performance, our ability to obtain funding for our operations, our expectations regarding our cost of revenue, operating expenses and capital expenditures, and our future capital requirements.

All forward-looking statements are predictions or projections and involve known and unknown risks, estimates, assumptions, uncertainties and other factors that may cause our actual transactions, results, performance, achievements and outcomes to differ adversely from those expressed or implied by such forward-looking statements. You should not place undue reliance on forward-looking statements.

The cautionary statements set forth in this report and in the section entitled “Risk Factors” in our Annual Statement on Form 1-K (File No. 24R-00037), which was filed with the Securities and Exchange Commission (the “SEC”), on January 28, 2021 and amended on February 2, 2021, identify important factors that you should consider in evaluating our forward-looking statements. These factors include, among other things: (1) our history of losses; (2) our ability to continue as a going concern; (3) our reliance on a single distributor for sales and content discovery; (4) markets for our products and services; (5) our cash flows; (6) our operating performance; (7) our financing activities; (8) our ability to compete effectively; (9) our ability to continue to source and finance video games (10) our tax status; (11) national, international and local economic and business conditions that could affect our business; (12) industry developments affecting our business, financial condition and results of operations; and (13) governmental approvals, actions and initiatives and changes in laws and regulations or the interpretation thereof, including without limitation tax laws, regulations and interpretations.

Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future transactions, results, performance, achievements or outcomes. No assurance can be given that the expectations reflected in our forward-looking statements will be attained or that deviations from them will not be material and adverse. We undertake no obligation, other than as may be required by law, to re-issue this report or otherwise make public statements in order to update our forward-looking statements beyond the date of this report.

In this report, all references to “Fig,” “we,” “us,” “our,” or “the Company” mean Fig Publishing, Inc. and its consolidated entities, and all references to our “Parent” refer to OpenDeal Inc. dba Republic, which owns 100% of our outstanding voting stock.

This report contains trademarks, service marks and trade names that are the property of their respective owners.

Overview

Fig is a crowd-publisher of video games and related products and systems, including video games that may accompany or be associated with such products or systems. We identify, license, and contribute funds to the development of, market of, arrangement of distribution for, and earn receipts from sales of, video games and other products and systems developed by third party developers with whom we enter into publishing and co-publishing license agreements.

We work with the developers of video games, products and systems through all phases of such products’ publication and distribution, from the funding of development to supporting commercial release. Initially, we work to identify and source video games, products and systems that we believe are likely to be commercial successes and whose development we can fund in whole or in substantial part. We then work with the developer to create a crowd-publishing campaign, which we host on our website, Fig.co. Each campaign has a fundraising goal, and if the goal is reached, we agree to fund the development of and publish the video game, product or system. Following the campaign, we work with the developer while they develop their game, product or system to assist them to help make it do well commercially, taking a light touch compared to traditional publishers and allowing the developer creative freedom. When the game, product or system is ready for commercial launch, we publicize it and work with the developer and any co-publishers to distribute and sell it.

We were incorporated on October 8, 2015 in Delaware as a wholly owned subsidiary of Loose Tooth Industries, Inc. (“Loose Tooth”). On April 16, 2020, we were acquired by OpenDeal Inc. dba Republic, our Parent. We rely substantially on our Parent for support in the conduct of our business. We have not recognized significant revenue to date and we have little operating history. We have, at this time, limited assets and resources and receive substantial ongoing support from our Parent.

Our Acquisition by Republic

From fiscal 2018 to fiscal 2019, our then-Parent, Loose Tooth, sought to reduce its financial support for our operations and we in turn sought to cut back on the scale of our operations by shifting to less expensive game licensing opportunities and the acquisition of fewer new game licenses than we had previously intended under our long-term business planning. Notwithstanding this reduction in the scale of our operations, Loose Tooth, and we, considered our business model to have proven itself successful over the years of our operation, and to be capable of continuing to generate operational and financial successes. As a result, Loose Tooth determined to investigate strategic alternatives that could provide us with more support than Loose Tooth itself was providing. In pursuing such a strategic alternative, Loose Tooth and we sought a partner that would support us in continuing to operate, or have others operate on our behalf, the portion of our business dedicated to collecting revenue shares from sales of published games and paying dividends on our outstanding Fig Gaming Shares and other dividend-paying securities.

On April 16, 2020, our business was acquired by our current Parent, OpenDeal Inc. dba Republic, a holding company for various companies in the alternative finance and capital formation space. Our current Parent acquired from Loose Tooth all of the outstanding shares of our common stock, as well as assets held by Loose Tooth that related to our business, including web domains, websites, intellectual property rights, properties, and certain other assets. In return, our Parent agreed to pay, or direct us to pay, to Loose Tooth specified amounts of cash and securities; 100% of all accounts receivable (being amounts under then-existing license agreements with developers, which we expect to be de minimis and will be net of certain expenses); and 50% of all future accounts receivable, after distributions to applicable stockholders, until January 1, 2022 (being amounts received from development projects which begin raising capital on Fig.co or sites controlled by the Company in 2020 or 2021).

The Company incurs substantial cost at the time it enters into a license agreement in exchange for future revenue rights, which may take years to be realized, if ever. The Company incurs such costs to run its operations and assist in the development of the games and products it co-publishes.

The Company does not expect that the revenue-sharing terms of its current Parent’s transaction with Loose Tooth will have a material impact on its results of operations or liquidity, or on holders of the Company’s Fig Portfolio Shares, whose economic interest is limited to receiving a share of the Company’s revenue from the sale of particular licensed games and other products (unaffected by the Company’s payment obligations to Loose Tooth). Although Loose Tooth retains 100% of revenues under license agreements existing at the time the Company was sold, net of certain expenses, this legacy revenue share is not expected to be material, because the legacy games remaining in the Company’s publishing portfolio are in the late stages of their commercial lives. In addition, although Loose Tooth holds a revenue share of 50% of Fig’s future gross income from projects that begin raising capital on Fig.co or sites controlled by the Company in 2020 or 2021, this future revenue share is payable only when the applicable gross income is actually realized, which the Company expects will occur only after a delay, as the relevant games are developed, and then over an extended period of time, after the relevant games are commercially released. Finally, the Company expects that any shortfall in its operating results or cash flow would rarely, if ever, be so severe as to actually have an effect on the portion of its ongoing operations that are of material interest to holders of Fig Portfolio Shares – specifically, the Company’s ability to maintain Fig Portfolio Shares ownership records, collect revenue from games and other products that have already been commercially launched and distribute that revenue in the form of dividends to Fig Portfolio Shares holders on a timely basis.

We recognized revenue of $0.4 million and $0.1 million in the six months ended March 31, 2021 and 2020, respectively. Our net loss during the six months ending March 31, 2021 was $6.2 million and our net loss during the six months ending March 31, 2020 was $0.4 million. As of March 31, 2021, we had an accumulated deficit of $15.2 million. Because we have not yet generated sufficient revenue from our operations to fully fund our activities, we have to date depended to a significant extent on the offering of Fig Portfolio Shares and on our Parent to fund our operations. This exposes us to the risk that our Parent may be unable to provide us with financing necessary to continue our operations. To mitigate this risk, we have begun reviewing strategic alternatives, including reducing new game campaigns and other game publishing activities; reducing employee headcount; seeking joint ventures or mergers with other businesses; and considering disposals of assets or businesses. In pursuing any such strategic alternatives, we would seek to continue operating, or have others operate, the portion of our business dedicated to collecting our revenue shares from sales of published games and paying dividends on outstanding Fig Game Shares and other dividend-paying securities.

Our Regulation A Reporting Status

From soon after our inception until October 1, 2019, we were a reporting company under the Regulation A public reporting regime. As a Regulation A reporting company, we incurred substantial ongoing costs relating to legal, accounting and other fees and expenses arising from our ongoing public filing and reporting. Then, on October 1, 2019, consistent with then-applicable regulations and as part of our ongoing effort to reduce expenses, we filed a Form 1-Z with the SEC and exited the Regulation A reporting regime. Thereafter, we were acquired by our current Parent and began offering Fig Gaming Shares in furtherance of supporting the development of and publishing our games, products and systems. On June 8, 2020, we filed a Regulation A offering statement for the offering of the FGS – Amico series of Fig Gaming Shares. When that offering statement, as amended, was qualified by the SEC on October 21, 2020, we re-entered the Regulation A reporting regime. As a result of the foregoing, we incurred significantly lower legal, accounting and other reporting-related fees and expenses for the period from October 1, 2019 until early 2020, when the preparation of our FGS – Amico offering statement began. Upon the FGS – Amico offering’s qualification we re-entered the Regulation A reporting regime.

COVID-19

In March 2020, the World Health Organization (WHO) characterized COVID-19 as a global pandemic. This pandemic has resulted in significant business disruption and uncertainty in U.S. and global markets. The Company, like any other business, is dependent for its operating and financial health upon functioning supply chains and sustained customer demand. The Company’s management (“Management”) believes that, in the short term, the Company is not likely to face serious disruptions to customer demand or to its supply of new products at either the development or commercialization stages, although there may occasionally be instances of supply delay. In the long term, Management cannot determine whether the pandemic will negatively affect developers the Company enters into license agreements with or the Company’s business.

The condensed financial statements included in this report as of March 31, 2021 and for the six months ended March 31, 2021 and 2020 are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make our interim financial statements not misleading have been included.

Results of Operations

For the six months ended March 31, 2021 we recognized revenue of $0.4, consisting principally of sales commission from the offering of Amico, compared to $0.1 million of revenue for the six months ended March 31, 2020. Revenue for the six months ended March 31, 2020 consisted principally of proceeds from our share of video game sales made by developers we had campaign and license agreements with.. In addition, during fiscal 2020, we ramped down most of our operations until we were purchased by our Parent, after which we began to reinvigorate and expand our operations. General and administrative expenses were approximately $0.4 million and $0.1 million for the six months ended March 31, 2021 and 2020, respectively. The increase of approximately $0.3 million in general and administrative expenses was principally due to an increase in legal, accounting and other professional expenses related to the acquisition and ongoing filing requirements with the SEC which were not directly related to an offering.

Prior to the acquisition of the Company by the Parent, we were exploring strategic alternatives to ownership by our then-Parent, Loose Tooth, and as a result we launched one campaign during the six months ended March 31, 2020. Subsequent to the Company’s acquisition by the Parent in April 2020, the Company launched a larger campaign which increased the game development expenses to $6.2 million for the six months ended March 31, 2021 versus the $0.3 million incurred during the six months ended March 31, 2020.

We incurred a net loss of $6.2 million for the six months ended March 31, 2021, compared to a net loss of $0.4 million for the six months ended March 31, 2020. The increase in the net loss was due to the increase in general and administrative costsand game development expenses, from $459,972 ($33,023 of which were due to ongoing game development) during a period of dormancy in the Company to $6,580,614 ($6,167,446) during a period the Company was develeoping multiple games, which was partially offset by the increase in revenue discussed in more detail above. The Company launched a larger Fig Portfolio Share offerings in size, scope and preparation cost and time during the six months ended March 31, 2021 which resulted in higher game development expenses and losses for the Company.

See Note 3 to our consolidated financial statements for our basis of presentation.

Liquidity and Capital Resources of the Company

For the six months ended March 31, 2021 and 2020, we had a net loss of $6.2 million and $0.4 million, respectively. We expect to incur additional losses in the future. To date, we have generated only limited revenue, and we may never achieve revenue sufficient to offset our expenses. The Company incurs substantial cost at the time it enters into a license agreement in exchange for future revenue rights, which may take years to be realized, if ever.

To date, we have relied on our Parent and Loose Tooth for liquidity and capital resources, and on issuances of Fig Gaming Shares. Prior to 2018 we also relied on issuances of membership interests in limited liability companies in which we are the managing member, which we call LLC Units. On October 1, 2020 the Company and its Parent entered into an intercompany revolving credit agreement. The terms of the agreement provide the Company, upon the Company’s request, up to $1,000,000 in borrowings at an interest rate of 2% through December 31, 2020, and the short-term applicable federal rate as published by the Internal Revenue Service on the first month of each subsequent year until the revolving credit agreement is repaid in full. The revolving credit agreement terminates on October 1, 2023, unless terminated prior to this date or extended by mutual agreement of the Company and OpenDeal, Inc. As of March 31, 2021, the Company had a balance of $405,811 under the intercompany revolving credit agreement. See “—Overview”.

For the six months ended March 31, 2021, we have been financed by $0.4 million in cash transfers from our Parent under the intercompany revolving credit agreement and $6.0 million in net proceeds from issuances of Fig Gaming Shares. For the six months ended March 31, 2020, we were financed by $365,000 in net proceeds of Fig Gaming Shares net of repurchases and we received $88,000 of capital from our then-Parent.

As of March 31, 2021 and September 30, 2020, we had approximately $0.9 million and $175,000 respectively, in cash. Our primary uses of cash are for legal, accounting, and publishing consultants, game development expenditures, and marketing for both our crowdpublishing campaigns and the games when they are released.

Net cash used in operating activities during the six months ended March 31, 2021 and 2020 was approximately $5.7 million and $0.3 million, respectively. The increase in use of cash was due to a net loss of $6.2 million for the six months ended March 31, 2021 compared to a net loss of $0.4 million for the six months ended March 31, 2020. During the six months ended March 31, 2021, the losses consisted primarily of the $6.2 of game development due principally to a successful raise of a video game console during the six months ended March 31, 2021 and general and administrative expenses of $0.4 million offset by revenue of $0.4 million during the same period.

Net cash provided by financing activities for the six months ended March 31, 2021 and 2020, was approximately $6.4 million and $0.5 million, respectively. Financing activities during the six months ended March 31, 2021 consisted primarily of net proceeds of $6.0 million from the issuance of Fig Gaming Shares, $0.4 million from our Parent under an intercompany revolving credit agreement. Financing activities during the six months ended March 31, 2020 consisted primarily of net proceeds of $0.4 million from the issuance of Fig Gaming Shares and the receipt of capital of $0.1 million from our then-Parent.

For the year ending September 30, 2021, we expect our revenue to increase as we release more video games that we have licensed for publication, including higher budget games and the first system published by the Company. We have incurred substantial losses since our inception and we expect to continue to incur operating losses in the future. As a result, there is substantial doubt that we will be able to satisfy our liquidity needs over the 12 months ending September 30, 2021, and we will need additional financing, including from our Parent if available, to continue our operations over that period.

Prior to April 2020, Loose Tooth’s employees provided services to us, and the allocation of expenses to pay the salaries of such employees was set forth in the Cost Sharing Agreement, which was terminated in April 2020 upon the sale of Fig to the Parent. Our Parent currently provides services and we record a direct allocation of expenses as appropriate under the Company’s intercompany revolving credit agreement. We share operating space with our Parent, in New York.

Provided a game or product co-produced by the Company is successfully developed and published, sales receipts from the game or product will be shared as follows:

●	Receipts will be allocated into a revenue share for the developer and a revenue share for Fig, in the proportions described in greater detail in each offering circular.

●	Fig will pay a minimum of percentage% of its revenue share to the holders of Fig Gaming Shares (or Fig Portfolio Shares if they are qualified), in the form of dividends, subject to our dividend policy.

●	Fig’s board of directors (our “Board”) may, in its sole discretion, from time to time, pay more than 85% (and up to 100%) of Fig’s revenue share to the holders of Fig Gaming Shares (or Fig Portfolio Shares if they are qualified), if in the Board’s view business conditions so permit.

In all events, our Board may decide not to declare (or, if already declared, not to pay) some or all of a dividend, if it believes that it would be necessary or prudent to retain such earnings in order to avoid a material adverse effect on Fig’s financial condition or results of operations (in which case the unpaid minimum dividend amount will accrue for future payment), and dividends will not be declared or paid if prohibited under applicable law.

Amounts will only become available for revenue sharing and the payment of dividends if and when a game or product we co-publish generates sales receipts, and the total amount available for Fig’s revenue share – and consequently for dividends – will depend on the amount of such sales receipts. Dividends on Fig Gaming Shares (or Fig Portfolio Shares if they are qualified) will be declared every six months, as of every May 15 and November 15, and paid thereafter, in all events after such time (if ever) as a game or product is successfully developed and published and Fig begins to receive a game or product’s sales receipts. Aggregate dividend amounts will be distributed equally among all holders of Fig Gaming Shares (or Fig Portfolio Shares if they are qualified), in proportion to the number of shares held.

Going Concern

Our ability to continue as a going concern depends upon our ability to successfully accomplish the plans embodied in our business model and eventually secure other sources of financing and attain profitable operations. To date, we have had minimal revenue and significant losses. Accordingly, we have depended on our Parent and sales of Fig Gaming Shares to fund our operations and there is a risk that we and our Parent may be unable to obtain the financing, on acceptable terms or at all, necessary to continue our operations.The accompanying consolidated financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern. These consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or classification of liabilities that might result from this uncertainty.

Contractual Commitments

Current agreements relating to our operations, such as rental commitments, are in the name of our Parent.

We are not committed to make any material capital expenditures, and other agreements relating to our operations, such as rental commitments, are in the name of our Parent.

During calendar year 2020 and through March 31, 2021, we entered into four additional license agreements, two of which we are currently raising capital via securities offerings pursuant to Tier 2 of Regulation A. On June 8, 2020, we filed a Regulation A offering statement for the offering of the FGS – Amico series of Fig Gaming Shares. That offering statement, as amended, was qualified by the SEC on October 21, 2020. As of the date of this filing, the Fig Gaming Shares - Amico offering has had its final closing on April 16, 2021 and, upon final accounting, is expected to have sold 11,353 shares or $11,353,000 over its Regulations A+ and D, 506(c), offerings.The second, Fig Gaming Shares - Digital Eclipse, is a $15,000,000 best efforts offering qualified by the SEC on October 28, 2020. The third, Fig Gaming Shares - Marauder, is a $500,000 best efforts offering qualified by the SEC on December 29, 2020. The Company entered into a termination agreement with Maurauder whereby the Company received $28,000 to cover the Company’s legal, accounting and banking costs to execute the offering in exchange for terminating its license agreement with Marauder. Investors who had entered into subscription agreements with the Company and provided funds received 100% of their funds as the investment was terminated prior to closing. During calendar year 2021, we entered into an additional license agreement for which we are currently raising capital via securities offerings pursuant to Tier 2 of Regulation A. Fig Gaming Shares - Moonray is a $500,000 best efforts offering qualified by the SEC on March 23, 2021. Fig Gaming Shares - Moonray had its first closing for 84 shares or $84,000 in June of 2021.

Game-Specific Accounting

Accounting for a Particular Game’s Sales and Assets and Liabilities

We receive sales receipts for each particular game that we publish net of distributors’ and certain other fees. We deposit the amounts we receive for each game into a separate account or sub-account under our control. We then allocate receipts into a revenue share for the developer and a revenue share for ourselves; depending on the particular campaign, deduct the Fig Service Fee; depending on the particular campaign, apply the Fig Gaming Shares Allotment Percentage; and pay a specified portion of the Fig Gaming Shares allotment to the holders of the associated Fig Gaming Shares, in the form of dividends, subject to our dividend policy.

The application of revenue sharing and dividend formulas to sales receipts, and the allocation of relevant assets and liabilities to particular games, is reflected in our accounting records and subject to our internal accounting controls. This process and the tables below are not prepared in accordance with generally accepted accounting principles, or GAAP. Non-GAAP disclosures have limitations as analytical tools; should not be viewed as a substitute for or in isolation from GAAP financial measures; and may not be comparable to other companies’ non-GAAP financial measures. In addition, we do not subject the calculations resulting from, or the methodologies underlying, the foregoing procedures to stand-alone audits. Our allocations of revenues and assets to each game and series of Fig Gaming Shares are not audited.

The table below sets forth the sharing of sales receipts by game for each of our principal games as of the date of the table.

Sharing of Sales Receipts from Principal Games

For Six Months Ended March 31, 2021 (Unaudited) (1)

Fig Game (2)	Gross Receipts to Fig	Fig Service Fee	Adjusted Gross Receipts	Fig’s Revenue Share (3)	Specified Portion for Dividends on Related Fig Game Shares	Aggregate Dividends on Related Fig Game Shares (4)
Psychonauts 2	$0	$0	$0	$0	70%	$0
Wasteland 3	$0	$0	$0	$0	70%	$0
Pillars of Eternity II: Deadfire	$0	$0	$0	$0	85%	$0
Phoenix Point	$0	$0	$0	$0	85%	$0
Amico	$0	$0	$0	$0	85%	$0

(1)	This table has not been prepared in accordance with GAAP. Non-GAAP disclosures have limitations as analytical tools, and should not be viewed as a substitute for or in isolation from measures of financial performance, financial position or cash flows determined in accordance with GAAP; nor are they necessarily comparable to non-GAAP financial measures that may be presented by other companies.

(2)	We have also entered into license agreements to publish additional games; however, such games are not related to any securities sold by us pursuant to Regulation A.

(3)	Amounts are included in licensed game revenue share in our accompanying consolidated statement of operations for the six months ended March 31, 2021. The difference between the total of these amounts as shown above and the total licensed game revenue share shown in our accompanying consolidated statement of operations for the six months ended March 31, 2021 represents revenue share from licensed games whose development and publishing efforts were not financed in part by the issuance of Fig Gaming Shares in Regulation A offerings.

(4)	Includes application of the dividend rate and the applicable Allocation Percentage for such shares. Dividend amounts are included in dividends payable to preferred stockholders in our accompanying consolidated balance sheet as of March 31, 2021. The difference between the total of these amounts as shown above and the total dividends payable to preferred stockholders shown in our accompanying consolidated balance sheet as of March 31, 2021 represents dividends payable in respect of Fig securities that were not issued in Regulation A offerings.

The table below sets forth the attribution of assets and liabilities by game for each of our principal games as of the date of the table.

Allocation of Assets and Liabilities by Game
As of March 31, 2021 (Unaudited) (1)

Fig Game (2)	License Agreement Assets (3)	Other Assets (4)	License Agreement Liabilities (5)	Other Liabilities (6)	Net Equity (7)
Psychonauts 2 (8)	$0	$0	$0	$0	$0
Wasteland 3 (8)	$0	$0	$0	$0	$0
Pillars of Eternity II: Deadfire (8)	$0	$0	$0	$0	$0
Phoenix Point(9)	$0	$0	$0	$0	$0
Amico(10)	$434,179	$0	$396,132	$0	$38,047

(1)	This table has not been prepared in accordance with GAAP. Non-GAAP disclosures have limitations as analytical tools, and should not be viewed as a substitute for or in isolation from measures of financial performance, financial position or cash flows determined in accordance with GAAP; nor are they necessarily comparable to non-GAAP financial measures that may be presented by other companies.

(2)	We have also entered into license agreements to publish additional games; however, such games are not related to any securities sold by us pursuant to Regulation A.

(3)	Includes cash on hand, accounts receivable, prepaid expenses and other assets of Fig to the extent attributed to the publishing rights held by us under the related game license agreement.

(4)	Includes assets acquired or assumed by Fig for the account of the publishing rights held by Fig under the related game license agreement, or contributed, allocated or transferred to Fig in connection with such publishing rights (including the net proceeds of any issuances, sales or incurrences in connection with such publishing rights), in each case, after the date of the corresponding preferred stock designation, and the proceeds of any disposition of any License Agreement Assets or Other Assets.

(5)	Includes accrued liabilities, accounts payable and other liabilities of Fig to the extent attributed to the publishing rights held by Fig under the related game license agreement.

(6)	Includes liabilities acquired or assumed by Fig for the account of the publishing rights held by Fig under the related game license agreement, or contributed, allocated or transferred to Fig in connection with such publishing rights (including indebtedness of Fig incurred in connection with such publishing rights), in each case, after the date of the corresponding preferred stock designation.

(7)	Equals the sum of the amounts in the columns to the left.

(8)	License Agreement terminated during fiscal year 2020.

(9)	License Agreement terminated during fiscal year 2021.

(10)	Represents certain of the amounts retained by Fig when making the initial deployment of Fig Funds to developer Intellivision.

Item 2. Other Information

Not applicable.

Item 3. Financial Statements.

FIG PUBLISHING, INC.
CONSOLIDATED BALANCE SHEETS
As of March 31, 2021 and September 30, 2020

	March 31, 2021	September 30, 2020
	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$914,728	$238,228
Accounts receivable	29,525	14,224
Due from Loose Tooth, Inc.	0	16,250

Total Current Assets	944,253	268,702

Deferred offering costs	25,000	0

Total Assets	$969,253	$268,702

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)
Current Liabilities
Accounts payable	$865	$28,578
Accrued liabilities	217,995	53,533
Intercompany revolver with Parent	405,811	0
Accrued game development expenses	396,132	60,083
Distributions payable to preferred stockholders	1,781	11,555
Distributions payable to LLC Unit holders	0	25,052

Total Current Liabilities	1,022,584	178,801

Commitments and Contingencies (see Note 9)

STOCKHOLDERS' EQUITY (DEFICIENCY)

Preferred Stock, $0.0001 par value, 100,000 shares authorized; 8,694 and 3,480 shares issued and outstanding as of March 31, 2021 and September 30, 2020, respectively	1	0
Common Stock, $0.0001 par value, 10,000 shares authorized; 1,000 shares issued and outstanding as of March 31, 2021 and September 30, 2020	0	0
Additional paid in capital	15,151,777	8,098,175
Stock subscription receivable	0	0
Accumulated deficit	(15,205,109)	(8,008,274)
Noncontrolling interest in consolidated entities	0	0
Total Stockholders' Equity (Deficiency)	(53,331)	89,901

Total Liabilities and Stockholders' Equity (Deficiency)	$969,253	$268,702

See accompanying notes to consolidated financial statements

FIG PUBLISHING, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
Six Months Ended March 31, 2021 and 2020

(Unaudited)

	2021	2020

Licensed game revenue share	$405,187	$106,862
Operating expenses
General and administrative	413,168	126,949
Game development	6,167,446	333,023
Total operating expenses	6,580,614	459,972

Net Income (Loss)	$(6,175,427)	$(353,110)

Net Income (Loss) attributable to non-controlling interests	0	3,280

Net Income (Loss) attributable to controlling interest	(6,167,446)	(356,390)

Preferred stock dividends	0	(81,252)

Net Income (Loss) attributable to controlling interest after preferred stock dividends	$(6,167,446)	$(437,642)

Weighted average shares outstanding, basic and diluted	1,000	1,000

Basic and diluted net income (loss) per share	$(6,167.45)	$(437.64)

See accompanying notes to consolidated financial statements

FIG PUBLISHING, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIENCY)

Six Months Ended March 31, 2021 and 2020

(Unaudited)

	Preferred Stock		Common Stock		Additional	Stock			Total Stockholders’
	Shares	Par Value	Shares	Par Value	Paid-in Capital	Subscription Receivable	Accumulated Deficit	Noncontrolling Interest	Equity (Deficiency)
Balance as of September 30, 2020	3,480	$0	1,000	$0	$8,098,175	$0	$(8,008,274)	$0	$89,901
Issuance of preferred stock	6,252	1	0	0	6,032,194	0	0	0	6,032,195
Cancellation of preferred stock	(1,038)	0	0	0	1,021,408	0	(1,021,408)	0	0
Net Income	0	0	0	0	0	0	(6,175,427)	0	(6,175,427)
Balance as of March 31, 2021	8,694	1	1,000	0	15,151,777	0	(15,205,109)	0	(53,331)

See accompanying notes to consolidated financial statements

FIG PUBLISHING, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIENCY)

Six Months Ended March 31, 2021 and 2020

(Unaudited)

(Continued)

	Preferred Stock		Common Stock		Additional	Stock			Total Stockholders’
	Shares	Par Value	Shares	Par Value	Paid-in Capital	Subscription Receivable	Accumulated Deficit	Noncontrolling Interest	Equity (Deficiency)
Balance as of September 30, 2019	1,811	0	1,000	0	6,816,100	0	(6,828,490)	(16,781)	(29,171)
Issuance of preferred stock	377	0	0	0	365,310	0	0	0	365,310
Stock based compensation contributed by Former Parent	0	0	0	0	3,241	0	0	0	3,241
Other contributions by Parent and Former Parent, net of cash repaid to Parent and Former Parent	0	0	0	0	188,096	0	0	0	188,096
Dividends to Fig Gaming Shareholders	0	0	0	0	(81,252)	0	0	0	(81,252)
Dividends to LLC Unit holders	0	0	0	0	0	0	0	(3,280)	(3,280)
Net loss	0	0	0	0	0	0	(356,390)	3,280	(353,110)
Balance as of March 31, 2020	2,188	$0	1,000	$0	$7,291,495	$0	$(7,184,880)	$(16,781)	$89,834

See accompanying notes to consolidated financial statements

FIG PUBLISHING, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Six Months Ended March 31, 2021 and 2020

	2021	2020
	(Unaudited)
Cash Flow from Operating Activities
Net Income (Loss)	$(6,175,427)	$(353,110)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operations:
Stock based compensation contributed by Parent and Former Parent	0	3,241
Other expenses contributed by Parent and Former Parent	0	100,133
Changes in operating assets and liabilities:
(Increase) Decrease in accounts receivable	(15,301)	(11,023)
(Increase) in due from Loose Tooth, Inc.	16,250	0
Increase (Decrease) in accounts payable	(27,713)	(35,198)
Increase (Decrease) in accrued game development expenses	336,049	0
Increase (Decrease) in other accrued liabilities	164,462	0

Net cash provided by (used in) operating activities	(5,701,680)	(295,957)

Cash Flows from Financing Activities
Proceeds received from issuance of preferred game shares, net of repurchase	6,252,778	365,310
Cash contribution from Parent	405,811	87,963
Payment of offering costs	(245,583)	0
Distribution payments to preferred stockholders	(9,774)	0
Distribution payments to LLC Unit holders	(25,052)	0

Net cash provided by (used in) financing activities	6,378,180	453,273

Net change in cash and cash equivalents	676,500	157,316

Cash and cash equivalents at beginning of period	238,228	20,440

Cash and cash equivalents at end of period	$914,728	$177,756
Non-cash activities:
Accrual of dividends due to preferred stockholders	$0	$0
Accrual of dividends due to LLC Unit holders	0	0

Cash paid for interest	$0	$0
Cash paid for income taxes	$0	$0

See accompanying notes to consolidated financial statements

FIG PUBLISHING, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BUSINESS

NOTE 1 – NATURE OF OPERATIONS

Fig Publishing, Inc. was incorporated in the State of Delaware on October 8, 2015 and is a wholly-owned subsidiary of OpenDeal Inc. dba Republic (the “Parent”). Fig Publishing, Inc. is an early-stage entity and has relied significantly on its parent companies for support in the conduct of business since its inception. References below to the “Company” or “Fig” are to Fig Publishing, Inc. and its consolidated subsidiaries, unless the context requires otherwise.

The Company’s former parent, Loose Tooth Industries, Inc. (“Former Parent”) sold all of the outstanding common stock in the Company to the Parent as of April 16, 2020 for $300,000 in cash, a right to all accounts receivable, 50% of all future accounts receivable until January 1, 2022, when, and if, revenues and accounts receivable allow for the repayment of Parent in the amount of $350,000 (increased from $300,000 pursuant to a letter agreement entered into as of January 30, 2021) and certain other rights.

Fig is a community powered publisher of video games. Fig’s business is to identify, license, contribute funds to the development of, market of, arrangement ofdistribution for, and earn cash receipts from sales of video games developed by third- party video game developers with whom Fig enters into license agreements to publish those games. The Company hosts the crowd-publishing campaigns on its website, Fig.co, an online technology platform to facilitate fundraising for video game development. On Fig’s website, investors can purchase securities, in both public and private offerings, which offer returns tied to our revenue from a specific game. The returns are distributed to investors in proportion to their respective holdings.

NOTE 2 – GOING CONCERN

The Company’s consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the settlement of liabilities and commitments through the normal course of business and use of cash in its operations.

To date, the Company has relied significantly on its parent companies for liquidity and capital resources. During the six months ended March 31, 2021, the Company received $405,811 from the Parent under an intercompany revolving agreement (see Note 6) which included expenses paid on behalf of the Company by the Parent. During the six months ended March 31, 2020, the Parent contributed approximately $88,000 to the Company for working capital and the Parent Company paid for $100,133 of expenses on behalf of the Company.

Management believes that the Company will continue to incur losses for the foreseeable future and will need equity or debt financing or will need to generate revenue from the distribution of products to be able to sustain its operations until it can achieve profitability and positive cash flows, if ever. The Parent and/or the Company intend to raise funds through various potential sources, such as equity or debt financings; however, the Parent and/or the Company can provide no assurance that such financing will be available on acceptable terms, or at all. If adequate financing is not available, the Company may be required to terminate or significantly curtail or cease its operations, and its business would be jeopardized.

Management has determined that these matters, among others, raise substantial doubt about the Company’s ability to continue as a going concern for a period of at least one year from the date these consolidated financial statements are issued. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

FIG PUBLISHING, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements are presented in U.S. dollars and has been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The results of operations for the six months ended March 31, 2020 are not necessarily indicative of the results to be expected for the year ending September 30, 2021 or for any other future annual or interim period. These condensed consolidated financial statements should be read in conjunction with the Company’s audited financial statements included in the Company’s Form 1-K, most recently filed, as amended, with the SEC on February 2, 2021.

Principles of Consolidation

The consolidated financial statements include the accounts of Fig Publishing, Inc. and those variable interest entities where the Company has a controlling financial interest, which include Fig Small Batch, LLC, a Delaware limited liability company, and Fig WL3, LLC, a Delaware limited liability company. Fig WL3, LLC was dissolved September 25, 2019. Fig Small Batch, LLC was dissolved December 31, 2020. All intercompany transactions have been eliminated. Noncontrolling interests in consolidated variable interest entities are reflected within stockholders’ equity on the Company’s consolidated balance sheets.

Variable Interest Entities

The Company consolidates entities in which it has a controlling financial interest. The Company determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity (“VIE”). Voting interest entities are entities in which (i) the total equity investment at risk is sufficient to enable the entity to finance its activities independently, (ii) the equity holders have the power to direct the activities of the entity that most significantly impact its economic performance, the obligation to absorb the losses of the entity and the right to receive the residual returns of the entity and (iii) the legal entity is structured with substantive voting rights. A VIE is an entity that lacks one or more of the characteristics of a voting interest entity. The Company has a controlling financial interest in a VIE when the Company has a variable interest or interests that provide it with (i) the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements.

The Company’s significant estimates are related to share-based compensation, expense allocations, contingencies, and the valuation allowance associated with its deferred tax assets. Actual results could differ from those estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

FIG PUBLISHING, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account. As of March 31, 2021 and September 30, 2020, the Company had $914,728 and $238,228 of cash on hand, respectively.

Accounts Receivable

As of March 31, 2021 and September 30, 2020, all of the Company’s accounts receivable are licensed game revenues due from developers or distributors. Management has evaluated the receivables and believes they are collectable based on the nature of the receivables, historical experience of credit losses, and all other currently available evidence. As of March 31, 2021 and September 30, 2020, no allowance was necessary for uncollectible accounts.

Fair Value Measurements

The Company follows accounting guidance on fair value measurements for financial assets and liabilities measured at fair value on a recurring basis. Under the accounting guidance, fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

The accounting guidance requires fair value measurements be classified and disclosed in one of the following three categories:

●	Level 1 – Quoted prices in active markets for identical assets or liabilities

●	Level 2 – Observable inputs other than Level 1 prices, for similar assets or liabilities that are directly or indirectly observable in the marketplace

●	Level 3 – Unobservable inputs which are supported by little or no market activity and that are financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment or estimation

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires management to make judgments and consider factors specific to the asset or liability.

FIG PUBLISHING, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company is included in the consolidated federal income tax return of the Parent. For purposes of the consolidated financial statements, the Company’s income tax expense and deferred tax balances have been recorded as if it filed tax returns on a stand-alone basis separate from the Parent. The Company has a tax sharing agreement with its Parent to equitably allocate income tax outcomes.

Deferred tax assets and liabilities are determined based on the difference between the consolidated financial statements and tax bases of assets and liabilities measured at the enacted tax rates in effect for the year in which these items are expected to reverse. Deferred tax assets are reduced by valuation allowances if, based on the consideration of all available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized.

The Company’s policy for recording interest and penalties associated with audits is to record such expense as a component of income tax expense. There were no amounts accrued for penalties or interest as of or during the six months ended March 31, 2021 and 2020. Management is currently unaware of any issues under review that could result in significant payments, accruals or material deviations from its position.

Fair Value of Financial Instruments

The Financial Accounting Standards Board (“FASB”) issued the Accounting Standards Codification (“ASC”) 820, Fair Value Measurement and Disclosures, requires all entities to disclose the fair value of financial instruments, both assets and liabilities for which it is practicable to estimate fair value, and defines fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. As of March 31, 2021 and September 30, 2020 the recorded values of receivables, accounts payable and other liabilities approximated their fair value due to the short-term nature of the instruments.

Stock Based Compensation

The Former Parent’s employees provided services to Fig, and the allocation of stock-based compensation expense and payroll expense for such employees was set forth in the Cost Sharing Agreement. Fig expensed stock-based compensation over the requisite service period based on the estimated grant-date fair value of the awards granted by the Former Parent. The assumptions the Former Parent used in calculating the fair value of stock-based awards represent their best estimates and involve inherent uncertainties and the application of its judgment. As it relates to any modifications made of previously outstanding awards, the Former Parent accounted for the incremental increase in the fair value over the original award on the date of the modification as an expense for vested awards or over the remaining service (vesting) period for unvested awards and allocates the incremental cost to Fig accordingly. The incremental compensation cost is the excess of the fair value-based measure of the modified award on the date of modification over the fair value of the original award immediately before the modification.

The Former Parent granted stock options or warrants to purchase its common stock to non-employees for acquiring goods or providing services that benefit Fig. The Former Parent recognized stock-based compensation at fair value when the goods are obtained or over the service period, which is generally the vesting period, and allocated a portion of the expense to Fig based on the terms of the cost sharing agreement. If the award contains performance conditions, the measurement date of the award is the earlier of the date at which a commitment for performance by the non- employee is reached or the date at which performance is reached. A performance commitment is reached when performance by the non-employee is probable because of sufficiently large disincentives for nonperformance.

FIG PUBLISHING, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

The Company generates revenues through non-exclusive licenses of video games from developers and, to a lesser extent, through the provision of marketing services. The Company recognizes revenue upon the satisfaction of performance obligations, which occurs upon the sale of the video game on the storefront or by a distributor.

The Company adopted Financial Accounting Standards Board (“FASB”) Accounting Standard Update (“ASU”) 2014-09, as amended Revenue from Contracts with Customers (Topic 606) on October 1, 2018 using the modified retrospective approach, and prior period amounts were not restated. There was no impact on the Company’s consolidated financial statements as a result of adopting this new standard for periods prior to October 1, 2018 because the Company enters into sales-based license contracts, and therefore, recognizes its revenue share upon the sale of the video game on the storefront or by a distributor.

Licensed Game Revenue

The Company licenses video games from third party developers on a non-exclusive basis. Provided a game is successfully developed and published, sales receipts generated from the games will be shared with the Company in the proportions specified in each non-exclusive license agreement. Games licensed with the developer are sold via digital channel storefronts. The storefront is responsible for delivery/fulfillment of the game, cash collection, and refunds to the end customer. The storefront will remit cash receipts net of refunds, value added taxes, and its distribution fee to the Company or the developer. The net receipts are then allocated between the Company and the developer in the proportions specified in the license agreement. Since the Company does not act as the primary obligor in the sale to the end customer, the Company reports revenue related to these arrangements net of the fees retained by the storefront and net of the developer’s revenue share. The Company generally requires payment from developers or distributors within 30 to 90 days from the period’s sales.

Game Development Expenses

Pursuant to the Company’s publishing license agreements with developers, once a campaign has reached its fundraising goal, the Company is committed to funding the development of and publishing the game. Costs related to design and development of a video game are expensed when the Company can reasonably estimate the amount of Fig Funds (as defined in Note 7) to be provided to the developer in connection with campaigns that have succeeded. This estimate is based on management’s analysis of a number of factors, including discussions with the developer, management’s analysis of the game’s commercial potential, results of the crowd-publishing campaign, and the results of the related securities offering. As a result, Fig Funds are correlated to the amount of proceeds the Company has raised from the sale of the securities associated with the game.

The Company’s license agreements with some developers include minimum guaranteed Fig Funds. These minimum amounts are accrued when the campaign goals are met pursuant to the license agreement. Fig Funds are released to the developer shortly after the related securities offering is closed or in various amounts over time to fund the development of the game until it is ready for commercial launch.

Joint and Several Obligations with Parent

The Company measures its obligations, from arrangements in which it is jointly and severally liable with its Parent, as the sum of the amount the Company has agreed with its Parent that it will pay, and any additional amount the Company expects to pay on behalf of its Parent.

FIG PUBLISHING, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Advertising

The Company expenses advertising costs as they are incurred. Advertising expenses totaled $270 and $22,056 for the six months ended March 31, 2021 and 2020, respectively.

Recent Accounting Pronouncements

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the consolidated financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the consolidated financial statements and related disclosures.

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820), Disclosure Framework- Changes to the Disclosure Requirements for Fair Value Measurement.” This update changes the fair value measurement disclosure requirements. It summarizes the key provisions including the new, eliminated, and modified disclosure requirements. This update is effective for the Company beginning in the first quarter of fiscal year 2021. Early adoption is permitted. The Company is currently evaluating the timing of adoption and impact of this new standard on its consolidated financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our consolidated financial statements.

FIG PUBLISHING, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – ASSUMPTIONS AND COST SHARING ALLOCATIONS

On December 3, 2015, the Company, on behalf of itself and the subsidiaries, entered into a master services agreement with the Former Parent. In June 2016, this agreement was superseded and replaced with the Cost Sharing Agreement with the Former Parent. Certain expenses incurred by the Company to date were paid by the Former Parent and allocated to the Company according to, in most instances, pre-determined formulas pursuant to the Cost Sharing Agreement. The Former Parent allocated (i) 50% of the salary of the Chief Executive Officer, Mr. Justin Bailey, to Fig; (ii) 100% of the salary of the Chief Operating Officer, Mr. Jonathan Chan, to Fig and (iii) 50% to 100% of the salaries of supporting staff to Fig, as determined by each employee’s role and responsibilities.

As the Former Parent provided Fig with management and administrative services, as well as services relating to information technology provision and support, distribution rights management and other support operations, facilities, human resources, tax planning and administration, accounting, treasury and insurance, the costs of these activities are allocated 50% to the Former Parent and 50% to the Company. The Company also has a tax sharing agreement with the Former Parent, which requires the Company to calculate an income tax provision and deferred income tax balances and make a tax payment to the Former Parent equal to its tax liability/(benefit) as if the Company filed its own separate tax return.

The Cost Sharing Agreement was terminated in April 2020 upon the sale of the Company to the Parent. Messrs. Bailey and Chan resigned their executive roles on or before the sale. (See Note 1).

Certain of the Company’s expenses for the six months ended March 31, 2020, including executive compensation, have been allocated by management between the Company and the Former Parent based either on agreed pre-determined formulas, or, where necessary and appropriate, based on management’s best estimate of an appropriate proportional allocation in accordance with the Cost Sharing Agreement between the Company and the Former Parent. Certain corporate expenditures of the Parent and the Former Parent have not been allocated to the Company since they did not provide a direct or material benefit to the Company. In addition, the Former Parent paid for certain expenses on the Company’s behalf as contribution to capital.

After the acquisition of the Company by the Parent, the Parent does not allocate expenses which do not provide a direct or material benefit to the Company. The Company has entered into an Intercompany Credit Revolving Agreement (see Note 6), whereby the Parent can provide cash to the Company to pay for expenses incurred by the Company to run the operations of the Company.

The following table summarizes expenses included in the accounting records of the Former Parent allocated by management to the operations of the Company and the Company’s expenses paid by the Parent as contribution to capital:

For the Six Months Ended March 31, 2020
Contributed General and Administrative (G&A)
Expenses:
Salaries and benefits	$29,884
Occupancy	1,159
Professional fees	35,584
Stock based compensation	3,243
Marketing and promotion	6,430
Travel expense	1,283
Other general and administrative expenses	25,793
Total Contributed G&A Expenses	$103,376

FIG PUBLISHING, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – NONCONTROLLING INTERESTS

The Company is a managing member of Fig Small Batch, LLC and Fig WL3, LLC, each a Delaware limited liability company. These entities sell LLC Units (as defined below) related to a specified game. Each LLC Unit is a contractual right to share in the economic performance of a specific video game license agreement that the Company has entered into with a third- party video game developer (“LLC Unit”). From the portion of Fig’s revenue share, the Company is obligated to distribute out the revenue share allocated to holders of the relevant LLC units, subject to applicable law. The specific revenue sharing and distribution details for each LLC series, and the terms of the associated publishing license agreement, are specified in the offering disclosure document associated with the sale of that LLC series.

As of September 30, 2020, Fig Small Batch, LLC had 82 LLC Units outstanding and was subsequently dissolved on December 31, 2020. Fig WL3, LLC was dissolved September 25, 2019. LLC Units for Fig Small Batch, LLC and Fig WL3, LLC were issued during fiscal year 2017 for total proceeds of approximately $1.1 million, net of offering costs of approximately $20,000. No additional LLC Units were issued after fiscal year 2017.

For the six months ended March 31, 2021, Fig Small Batch, LLC had total net income of $0.

NOTE 6 – INTERCOMPANY REVOLVING CREDIT AGREEMENT

On October 1, 2020 the Company and its Parent entered into an intercompany revolving credit agreement. The terms of the agreement provide the Company, upon the Company’s request, up to $1,000,000 in borrowings at an interest rate of 2% through December 31, 2020 and the short-term applicable federal rate as published by the Internal Revenue Service on the first month of each subsequent year until the revolving credit agreement is repaid in full. The revolving credit agreement terminates on October 1, 2023 unless terminated prior to this date or extended by mutual agreement of the Company and the Parent. As of March 31, 2021, the balance on the intercompany revolving credit agreement was $405,811 at the short term applicable federal rate promulgated by the US Internal Revenue Service effective on the first day of the first month of each subsequent year that the debt is outstanding thereafter.

NOTE 7 – LICENSE AGREEMENTS

The Company enters into game co-publishing license agreements with third party developers for each crowd- publishing campaign that it hosts on its Parent’s website, Fig.co. These crowd-publishing campaigns allow the developers to raise funds for their games through sales of rewards, and they allow the Company to gauge interest in an offering of Fig Gaming Shares that would reflect its economic returns as a publisher of the game. A crowdfunding campaign must be successful before the Company will greenlight its publishing of a game.

A campaign is successful if the goals in the license agreements are met through a combination of rewards pledges to developers and Fig Gaming Share reservations. If a crowd-publishing campaign meets its goal, the developer receives the proceeds of all the rewards pledges directly from a third-party payment processor. Fig is not involved in the payment and fulfillment of rewards pledges. The Company pays to the developer various amounts over time to fund the development of the game until it is ready for commercial marketing and sale (“Fig Funds”). The amount of the Fig Funds is determined by the Company’s analysis of a number of factors, including discussions with the developer, management’s analysis of the game’s commercial potential, results of the crowd-publishing campaign, and results of the related securities offering. Historically, Fig Funds have at least equaled the aggregate proceeds from the offering of the associated securities. In exchange for funding the development of the game, the Company receives its share of revenue from the sales receipts and sometimes an additional service fee from sales of the game as compensation. If the campaign is not successful, the license agreement terminates, and the rewards pledges are not collected.

As of March 31, 2021, 25 crowd-publishing campaigns conducted on Fig.co for games to be published by Fig successfully met their goals.

FIG PUBLISHING, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – STOCKHOLDERS’ EQUITY

Capital Stock

Pursuant to the Company’s amended and restated certificate of incorporation, the Company is authorized to issue 10,000 shares of common stock, par value $0.0001 per share, and 100,000 shares of preferred stock, par value of $0.0001 per share.

Common Stock

As of March 31, 2021, the Parent held 1,000 shares of the Company’s common stock, representing 100% of the then issued and outstanding shares of common stock. As a result, the Parent holds all of the voting power and has sole control of the Company.

Preferred Stock

As of March 31, 2021 and September 30, 2020, the Company had 8,694 and 3,480 shares of preferred stock, all being Fig Gaming Shares, outstanding, respectively. In the six months ended March 31, 2021, the Company issued 6,252 shares of non-voting preferred stock, from the series of preferred stock known as Fig Gaming Shares – Amico for net proceeds of approximately $6.0 million. Also, during the six months ended March 31, 2021, the Company cancelled 1,038 Fig Gaming Shares that were outstanding as of September 30, 2020 for What the Golf, Etherborn and Phoenix Point.  During the six months ended March 31, 2020, the Company authorized and designated 500 shares of non-voting preferred stock, from the series of preferred stock known as Fig Gaming Shares – Chorus. At the completion of the offering of such preferred stock, the Company issued 377 shares of Fig Game Shares – Chorus for net proceeds of $365,310.

As of March 31, 2021, the Company had the following number of authorized and outstanding Fig Gaming Shares:

	Authorized Number of Shares	Outstanding Number of Shares
Fig Gaming Shares – Amico	15,000	7,544
Fig Gaming Shares – Marauder	1,000	0
Fig Gaming Shares – Digital Eclipse	10,000	0
Fig Gaming Shares – JASB	1,600	328
Fig Gaming Shares – CTT	1,200	248
Fig Gaming Shares – KnightOut	50	21
Fig Gaming Shares – Crazy Justice	50	49
Fig Gaming Shares – Bounty Battle	30	23
Fig Gaming Shares – Pig Eat Ball	13	13
Fig Gaming Shares – Xenosis	34	34
Fig Gaming Shares – Soundfall	100	57
Fig Gaming Shares – Chorus	500	377
Total	29,577	8,694

FIG PUBLISHING, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – STOCKHOLDERS’ EQUITY (continued)

The Company’s preferred stock are designed to reflect or “track” the economic performance of a particular video game co-publishing license agreement that the Company has entered into with video game developer, rather than the economic performance of the Company as a whole.

Holders of Fig Gaming Shares have no voting powers and no direct claim to the Company’s net assets and are not represented by separate boards of directors. Instead, holders of Fig Gaming Shares are stockholders of the Company, with a single board of directors and subject to all of the risks and liabilities of the Company. If the games are successfully developed and published, the Board may declare dividends to allot part of its revenue shares to holders of Fig Gaming Shares. In the event of a voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Company, after payment or provision for payment of liabilities of the Company, holder of Fig Gaming Shares will be entitled to received (i) all dividends and other distributions declared or accrued on such series by the Board but not yet paid, plus (ii) an amount equal to the value of the net assets attributed to the publishing rights under the License Agreements.

Dividends to the holders of each series of Fig Gaming Shares are typically paid every six months in May and November of each year. During the six months ended March 31, 2021, the Company paid $9,774 of dividends for Fig Gaming Shares. During the six months ended March 31, 2020, the Company did not declare nor pay any dividends for Fig Gaming Shares.

Stock Based Compensation

The Former Parent allocated $0 and $3,241 of stock-based compensation expense to the Company for the six months ended March 31, 2021 and 2020, respectively.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

Lease

The Company is not a party to any leases. Rent expense for the six months ended March 31, 2021 and 2020 was $0 and $1,159, respectively, resulted from an allocation of the Former Parent’s rent expense, in accordance with the Cost Sharing Agreement.

Litigation

The Company recognizes a liability for a contingency when it is probable that liability has been incurred and when the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, the Company accrues the most likely amount of such loss, and if such amount is not determinable, then the Company accrues the minimum of the range of probable loss. As of March 31, 2021 and through the date these consolidated financial statements are issued, there were no such matters.

FIG PUBLISHING, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – SUBSEQUENT EVENTS

COVID-19

In March 2020, the World Health Organization (WHO) declared COVID-19 a global pandemic. This pandemic event has resulted in significant business disruption and uncertainty in both global and US markets. The Company, like any other business, is dependent upon functioning supply chains and sustained customer demand for service. While management believes the Company is an appropriate position to weather the potential short-term effects of these world-wide events, the direct and long-term impact to the Company and its consolidated financial statements is undetermined at this time.

Anticipated and Continued Offerings

On October 21, 2020, the Securities and Exchange Commission (the “SEC”) qualified the Regulation A offering of up to $13,708,000 of shares of non-voting preferred stock, from the series of preferred stock known as Fig Gaming Shares – Amico at a price of $1,000 per share. The Company anticipates offering up to 13,708 shares of non-voting preferred stock known as Fig Gaming Shares – Amico at a price of $1,000 per share through this Regulation A offering. As of March 31, 2021, the Company had issued 6,252 shares of non-voting preferred stock and received net proceeds of approximately $6.0 million (see Note 8). The offering statement was originally filed on June 8, 2020 with the Securities and Exchange Commission.

On October 29, 2020, the SEC qualified the Regulation A offering of up to $10,000,000 of shares of non-voting preferred stock known as Fig Gaming Shares – Digital Eclipse (“FGS-DE”), at a price of $1,000 per share. All proceeds raised will remain in a non-interest-bearing escrow account maintained on the Company’s behalf until such funds are deployed for the development of particular games agreed to by the Company and Digital Eclipse Entertainment Partners, LLC (“Digital Eclipse”). In the event the Company does not contribute all of such funds to Digital Eclipse for the development of games, such funds not otherwise used to pay previously disclosed fees related to the offering will be returned to holders of FGS - DE on a pro rata basis, without interest or deduction, on the third anniversary of the final closing of that offering. The securities will be accounted for on the Company’s consolidated balance sheet as redeemable preferred stock between liabilities and stockholders’ equity. The offering statement was originally filed on August 27, 2020 with the SEC, the offering remains ongoing.

On March 23, 2021, the SEC qualified the Regulation A offering of up to $500,000 of shares of non-voting preferred stock, from the series of preferred stock known as Fig Gaming Shares – Moonray at a price of $500 per share. The Company anticipates offering up to 1,000 shares of non-voting preferred stock known as Fig Gaming Shares – Moonray at a price of $500 per share through this Regulation A offering. The offering statement was originally filed on June 8, 2020 with the SEC.

Management’s Evaluation

Management has evaluated subsequent events through June 28, 2021, the date the consolidated financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the consolidated financial statements.

Item 4. Exhibits.

Exhibit No.	Description of Exhibit
2.1.1*	Second Amended and Restated Certificate of Incorporation of the Company (incorporated herein by reference to Exhibit No. 2.1.1 to the Company’s Form 1-A offering statement (File No. 024-11236) filed with the SEC on June 8, 2020).
2.1.2*	Certificate of Amendment to Second Amended and Restated Certificate of Incorporation of the Company (incorporated herein by reference to Exhibit No. 2.1.2 to the Company’s Form 1-A offering statement (File No. 024-11236) filed with the SEC on June 8, 2020).
2.2*	Bylaws of the Company (incorporated herein by reference to Exhibit No. 2.2 to the Company’s Form 1-A offering statement (File No. 024-11236) filed with the SEC on June 8, 2020).
6.1*	Intercompany Revolving Credit Agreement between OpenDeal Inc. and the Company, entered into as of October 1, 2020 (incorporated herein by reference to Exhibit No. 6.3 to the Company’s Pre-Qualification Amendment No. 2, filed with the SEC on October 20, 2020, to the Company’s Form 1-A offering statement (File No. 024-11304) filed with the SEC on August 27, 2020).
6.2*	Master Services Agreement between OpenDeal Inc. and the Company, entered into on January 1, 2021 (incorporated herein by reference to Exhibit No. 6.4 to the Company’s Post-Qualification Amendment No. 4, filed with the SEC on February 22, 2021, to the Company’s Form 1-A offering statement (File No. 024-11236) filed with the SEC on June 8, 2020).
6.3*	Escrow Agreement between Prime Trust, LLC and Fig Publishing, Inc. (incorporated herein by reference to Exhibit No. 6.3 to the Company’s Amendment to Form 1-A offering statement (File No. 024-11496) filed with the SEC on June 1, 2021).

*	Previously filed

**	To be filed by amendment

#	Indicates a management contract or compensatory plan

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on June 28, 2021.

FIG PUBLISHING, INC.

By:	/s/ Lee Charles (Chuck) Pettid
Lee Charles (Chuck) Pettid
President

This offering statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Lee Charles (Chuck) Pettid	President and Director	June 28, 2021
Lee Charles (Chuck) Pettid	(Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

*	Director	June 28, 2021
Justin Bailey

*	Director	June 28, 2021
Peter Green

* By:	/s/ Lee Charles (Chuck) Pettid
Lee Charles (Chuck) Pettid
Attorney-in-Fact